Exhibit 99.1

NEWS RELEASE

Great Panther Announces Extension of Stay under CCAA Proceedings and Provides Corporate Update

For immediate release

Vancouver, BC, November 4, 2022 – Great Panther Mining Limited (OTCPK: GPLDK) (“Great Panther” or the “Company”) announces that the Supreme Court of British Columbia (the “Court”), on application of the Company, has granted an extension of the stay of proceedings under the Companies’ Creditors Arrangement Act (“CCAA”) to December 16, 2022, and has approved the previously announced Share Purchase Agreement (the “SPA”) between Great Panther and Newrange Gold Corp. (“Newrange”). The Company also announces a senior management change.

On October 4, 2022, the Supreme Court of British Columbia (the “Court”) pronounced an initial order (the “Initial Order”) converting the Company’s restructuring proceedings under the Bankruptcy and Insolvency Act (Canada) (the “NOI Proceedings”) to the more flexible restructuring proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). The order granted November 3, 2022, extends the stay of proceedings and other relief granted in the Initial Order, as amended and restated up to and including December 16, 2022 (the “Stay”), on which date the Company will return before the Court to seek, among other things, an extension of the Stay. During the Stay, the Company will launch a Sale Investment and Solicitation Process, or “SISP,” which has been announced via a separate news release.

In addition to granting the Stay, the Court authorized the completion of the SPA, pursuant to which the Company has agreed to sell Great Panther Peru Holdings Ltd. and Great Panther Silver Peru S.A.C. (the “Subsidiaries”), which together indirectly own 100% of the Coricancha Mine in Peru, on and subject to the terms and conditions set forth therein. Under the terms of the Share Purchase Agreement, Newrange has agreed to acquire the Subsidiaries for a total purchase price of US$750,000, payable in cash. Completion of the transaction remains subject to certain closing conditions, including, but not limited to, receipt by Newrange of the approval of the TSX Venture Exchange.

Separately, the Company also announced that Fernando Cornejo has resigned as Chief Operating Officer of the Company, effective October 31, 2022. Mr. Cornejo joined Great Panther in July 2019 and became Chief Operating Officer in July 2021. Although mining activities have ceased at the Tucano Mine site, the processing plant continues to operate, processing existing stockpiles and spent ore. The local management team is leading these activities with the oversight of Sandra Daycock, President and CEO of the Company.

Pursuant to the Initial Order, Alvarez & Marsal Canada Inc. was appointed as monitor in the CCAA Proceedings. A copy of the Initial Order and all materials related thereto, as well as any other information regarding the CCAA proceedings, are available on the court-appointed monitor’s website at https://www.alvarezandmarsal.com/GPR.

ABOUT GREAT PANTHER

Great Panther Mining is a precious metals producer focused on the operation of the Tucano Gold Mine in Brazil where the Company controls a land package covering nearly 200,000 hectares in the prospective Vila Nova Greenstone belt.

For more information, please contact:

T: +1 604 608 1766

TF: 1 888 355 1766

info@greatpanther.com

www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements include but are not limited to the completion of the Transaction and the satisfaction of the conditions precedent to closing set forth in the Agreement.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant procedural, operational, business, economic and regulatory risks and uncertainties, including risks related to the restructuring process and its impact on the Company’s operations and financial conditions, uncertainty regarding the ability to obtain protection against all collection and enforcement actions during the judicial reorganization proceedings, uncertainty regarding the Company’s ability to identify and pursue strategic alternatives that will maximize stakeholder value, and the risks described in respect of Great Panther in its most recent annual information form and management’s discussion and analysis filed with the Canadian Securities Administrators and available at www.sedar.com and its most recent annual report on Form 40-F and management’s discussion and analysis on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management’s current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2